December 29, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Jennifer Hardy, Branch Chief
John Cash, Accounting Branch Chief
Matthew Franker, Staff Attorney
Tricia Armelin, Staff Accountant

Re:	BioSolar, Inc.
Registration Statement on Form SB-2
Filed November 22, 2006 (File No. 333-138910)

Dear Ms. Hardy:

On behalf of BioSolar, Inc. (“BioSolar” or the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Commission”) in connection with the above referenced filing as set forth in the comment letter of December 19, 2006.

General

1.	Please revise the first page of the registration statement to check the Rule 415 box.

Response:

We have revised the first page of the registration statement to check the Rule 415 box.

2.
Disclosure in the registration statement and the subscription agreements filed as exhibits 10.1 through 10.3 indicate that the shares being registered for resale were issued to the selling shareholders in private placement transactions. Disclosure throughout the registration statement, however, indicates that the shares being registered for resale are issuable upon the conversion of secured convertible notes and/or the exercise of warrants. For example, we note disclosure on page 7 of “issued secured convertible notes and exercise of warrants,” on page 24 that you “will receive proceeds from the exercise of warrants,” and on page 29 that “the actual number of shares of common stock issuable upon conversion of the secured convertible notes is subject to adjustment depending on…the future market price . . . .” Please reconcile.

Revise your registration statement to provide consistent disclosure of the securities privately placed and those being registered for resale here. Similarly, revise throughout your prospectus to accurately represent the number of securities that have been issued, including the number of shares of common stock outstanding after the offering on page 7 and the number of shares of common stock underlying convertible securities and warrants on page 21.

Response:

We have revised throughout the prospectus, where applicable to delete the disclosure related to any “secured convertible notes and warrants”.

3.
We note your statement on the cover page that shares may be sold by the selling shareholders “at the prevailing market price or in negotiated transactions,” although there is currently no public market for your securities. Please note that paragraph 16 of Schedule A and Item 501(b)(3) of Regulation S-K require the inclusion of a fixed price or bona fide price range where there is no public market for an issuer’s securities. Please revise the cover page of your prospectus to provide a fixed price or bona fide price range at which the selling stockholders will sell their shares until such time as your shares are listed, at which time the shares may be resold at the then-prevailing market price or at negotiated prices.

Response:

We have revised the cover page of the prospectus to include a fixed price at which the selling stockholders will sell their shares until such time as the Company’s shares are listed in accordance with paragraph 16 of Schedule A and Item 501(b)(3) of Regulation S-K.

Risk Factors, page 9

We have a limited history of losses. . ., page 9

4.	Please expand your discussion under this heading to address the absence of any revenues to date.

Response:

We have expanded upon this risk factor on page 9 of the prospectus to address the absence of any revenues of the Company to date.

We may be unable to manage its growth. . ., page 9

5.
Please revise your discussion under this heading to remove the implication that you are only in the development stage and do not appear to have established product and service offerings or a client base or markets. Please also revise your discussion of “projected growth” to address with specificity the aspects of your operations that would be strained by your growth from a development stage company.

Response:

The Company respectfully submits that it is a development stage company and does not have established products, customer base or markets at the time. Accordingly, we have not revised this risk factor on page 9 of the prospectus to remove the implication that the Company is only in the development stage and does not appear to have established product and service offerings or a client base or markets. In addition, we have revised the disclosure of “projected growth” to address the aspects of the Company’s operations that would be strained by the Company’s growth from a development stage company.

If you purchase shares. . ., page 11

6.
Please delete this risk factor, as you are registering the shares for resale, rather than conducting a primary offering. Similarly revise or delete your disclosure under Determination of Offering Price on page 12.

Response:

We have deleted this risk factor from page 11 of the prospectus, since the Company is registering the shares for resale, rather than conducting a primary offering. In addition, we have similarly deleted this disclosure under the heading “Determination of Offering Price” on page 12 of the prospectus.

Management’s Discussion and Analysis..., page 13

7.	Please delete “will” from the list of words intended to identify forward-looking statements.

Response:

We have deleted the word “will” from the list of words intended to identify forward-looking statements on page 13 of the prospectus.

Critical Accounting Policies, page 13

8.
Please revise your disclosure so that it only includes the accounting policies that are relevant to your current operating status. In this regard, given that you have not yet recognized any revenue, it appears inappropriate to include this policy. Therefore, please delete the disclosure.

Response:

We have revised the disclosure under the heading “Critical Accounting Policies” beginning on page 13 of the prospectus so that such disclosure only includes the accounting policies that are relevant to the Company’s current operating status, including, the policy related to revenue recognition.

Plan of Operation and Financing Needs, page 15

9.
Please revise your disclosure to include a comprehensive discussion of your plan of operation for the next 12 months. In this regard, please describe your intentions with regard to your current cash and investment balances. Reference Item 303(a) of Regulation S-B.

Response:

We have revised the disclosure under the heading “Plan of Operation and Financing Needs” on page 15 of the prospectus to include a discussion of the Company’s plan of operation for the next twelve months and the Company’s intentions with regard to its current cash and investment balances in accordance with Item 303(a) of Regulation S-B.

10.
Please expand your discussion under this heading to disclose the specific products you are attempting to develop, as well as the status of your research and development, as required by Item 303(a)(1)(ii) of Regulation S-B.

Response:

We have revised the discussion under the heading “Plan of Operation and Financing Needs” on page 15 to disclose specific products the Company is attempting to develop, as well as the status of its research and development in a new subheading entitled “Research and Development”, in accordance Item 303(a)(1)(ii) of Regulation S-B.

11.	Disclose how long you will be able to satisfy your cash requirements and whether you will have to raise additional funds within the next twelve months. See Regulation S-B, Item 303(a)(1)(i).

Response:

We have revised to disclosure how long the Company will be able to satisfy its cash requirements and whether it will have to raise additional funds within the next twelve months, in accordance with Item (a)(1)(i) of Regulation S-B.

12.	Please revise the discussion of your operating expenses for the three months ended September 30, 2006, to disclose what professional fees you paid and the nature of your marketing expenses.

Response:

We have revised the discussion of the Company’s operating expenses for the three months ended September 30, 2006 to disclose what professional fees the Company has paid and the nature of its marketing expenses.

13.
We note your statement under Net Loss that you “recently began operating our business, including efforts to market and sell our products, and revenues generated were not sufficient to cover our operating costs.” Please reconcile this statement with your statements elsewhere that you have yet to derive any revenues.

Response:

We have revised page 15 of the prospectus to delete the statement that “recently began operating our business, including efforts to market and sell our products”.

Business, page 16

Industry Overview, page 16

14.
We note your statement that you believe Photovoltaics is “the fastest-growing solar technology” and that photovoltaic cells “convert sunlight directly into electricity.” Please tell us if there are forms of solar energy technology that do not rely on converting sunlight into electricity and, if so, what those forms are. If photovoltaic conversion is the only significant solar energy technology, please revise your disclosure to reflect this fact.

Response:

 We have revised the disclosure under the subheading “Industry Overview” on page 16 of the prospectus to discuss that there are forms of solar energy technology that do not rely on converting sunlight into electricity and disclosed what these forms are.

15.	Please provide the basis for your statement that “[m]any market observers expect thin-film photovoltaics to become the dominant technology.”

Response:

We have revised the prospectus on page 16 to delete the statement that “[m]any market observers expect thin-film photovoltaics to become the dominant technology.”

Marketing Strategy, page 17

16.
Your first sentence under this heading implies that thin film technologies are still in their research and development phase. If true, please revise here and throughout your registration statement to clearly indicate that such technology is in its development phase and discuss your research with greater specificity. See Regulation S-B, Item 101(b)(1)(3). Please also revise throughout the document to provide your basis for statements that thin film technologies are “a compelling and efficient solution” and that they “can be manufactured at a low cost and at a large volume” when compared to traditional films.

Response:

We have revised the disclosure under the subheading “Marketing Strategy” on page 17 of the prospectus to clearly indicate that the Company’s technology is in its development phase and discussed the Company’s research with greater specificity in accordance with Item 101(b)(1)(3) of Regulation S-B. In addition, we have deleted the statement that thin film technologies are “a compelling and efficient solution” and that they “can be manufactured at a low cost and at a large volume” when compared to traditional films.

Manufacturing and Distribution, page 17

17.
Please expand your discussion to disclose what you mean be reference to a “multi-pronged distribution operation,” as well as how you intend to “make [y]our products available concurrently,” as well as how such an approach does not constitute a “marketing campaign.” In making such revisions, please harmonize your disclosure with your earlier statement under Marketing Strategy that you “plan to undertake advertising and promotion efforts.”

Response:

We have revised the prospectus on page 17 to disclose that the Company currently does not have any mechanism for the manufacture and distribution of bio-based substrates or thin film solar cells produced on bio-based plastic substrates, nor does it have adequate financing to undertake these efforts on its own. The Company intends to outsource manufacturing and distribution efforts to existing manufacturing and distribution firms.

Intellectual Property, page 17

18.	Please provide the date you filed your patent application with the U.S. Patent and Trademark Office and your file number, as well as a brief statement of the status of the application.

Response:

We have revised the disclosure under the subheading “Marketing Strategy” on page 17 of the prospectus to provide the date which the Company filed its patent application with the USPTO, the file number and the status of the application.

Executive Compensation, page 20

19.	Please clarify whether the salary presented in the Summary Compensation Table is an estimate for the entire calendar year, or for the period from inception to June 30, 2006.

Response:

We have revised page 20 of the prospectus to clarify that the salary presented in the Summary Compensation Table is an estimate for the entire calendar year.

Security Ownership of Certain Beneficial Owners and Management, page 20

20.	Please revise to disclose the natural person(s) having sole or shared voting and investment control over the securities held by Wings Fund, Inc.

Response:

We have revised page 20 of the prospectus to insert a footnote which disclosed the person having sole or shared voting and investment control over the securities held by Wings Fund, Inc.

Selling Stockholders, page 24

21.	Please revise your selling stockholders’ table to indicate the transaction in which each selling shareholder purchased his or her shares.

Response:

We have revised the disclosure on page 29 under the selling stockholders’ table to indicate the transaction in which each selling shareholder purchased his or her shares.

22.
Please tell us whether any of the selling security holders are broker-dealers or affiliates of broker-dealers. Your amended prospectus should name any selling security holder who is a broker-dealer and state that it is an underwriter with respect to the shares that being offered for resale.

Response:

We have revised the footnotes to the selling stockholders’ table to disclose the one selling stockholder who is affiliated with an NASD registered broker-dealer.

23.	If any named selling security holders is an affiliate of a broker-dealer, the amended prospectus should disclose the following:

•	that such selling security holder purchased in the ordinary course of business; and
•	that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If any such selling security holder is unable to make these representations, please state disclose that he or she is an underwriter.

Response:

We have revised the footnotes to the selling stockholder table to include a representation from the selling stockholder affiliated with a broker-dealer that: (i) the selling stockholder purchased in the ordinary course of business; and (ii) at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Available Information, page 29

24. Please delete the reference to Itronics, Inc.

Response:

We have revised the disclosure under the heading “Available Information” to delete the reference to Itronics, Inc.

Part II Recent Sales of Unregistered Securities, page II-1

25.
Please revise your discussion to clarify that your unregistered sales were “deemed” or determined by you to be exempt from the registration requirements of the Securities Act. In addition, please tell us what you mean in the final sentence, which represents that purchasers in your unregistered offerings “were provided with access to our Securities and Exchange Commission filings.” We note that each of these sales occurred prior to the time you filed this registration statement.

Response:

We have revised the Company’s discussion of recent sales of unregistered securities on page ___ to clarify that the sales were deemed to be exempt from the registration requirements of the 1933 Act. In addition, we have deleted the statement that the offerings “were provided with access to our Securities and Exchange Commission filings.”

Undertakings, page II-3

26.	Please delete the undertaking appearing in paragraph (4), along with its subparts, as you are not conducting an initial distribution of securities under this registration statement.

Response:

We have revised the disclosure to delete the undertaking appearing in paragraph (4), along with its subparts.

Exhibits

Exhibit 5.1, Opinion of Sichenzia Ross Friedman Ference LLP

27.	Please submit a revised opinion of counsel indicating that the shares are being registered for resale.

Response:

We have revised the opinion of counsel to indicate that the shares are being registered for resale.

Very Truly Yours,

/s/ Eric A. Pinero
Eric A. Pinero